Exhibit 99.6

VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three and nine month periods ended

September 30, 2016.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three and nine month periods ended September 30, 2016 is as of November 16, 2016. This MD&A should be read in conjunction with the unaudited condensed interim financial statements of the Company for the three and nine months ended September 30, 2016 and our audited financial statements for the six month period (stub year) ended December 31, 2015 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the nine month period ended September 30, 2016 and for the stub-year ended December 31, 2015 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

Management’s vision is to establish VANC as an innovative over-the-counter (“OTC”) products and generic pharmaceutical healthcare company in Canada. Our primary mandate is to provide Canadians with high quality, yet affordable, OTC healthcare products and generic pharmaceuticals.

The Company continued to maintain all the provincial formulary approvals and renewals for all products in major provinces across Canada in the third quarter of 2016. The Company’s sales and marketing activities have continued in British Columbia, Alberta, Manitoba and Ontario. We commenced our operations in Quebec in mid October. The Company is planning the expansion of sales and marketing in the Atlantic provinces in Q1 2017. VANC OTC products division is primarily engaged in the manufacture and sales of novel and proprietary OTC healthcare products shown to deliver consistent and reliable results in the prevention and treatment of various chronic ailments and conditions.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

VANC manufactures its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites can manufacture a wide range of generic pharmaceuticals and OTC healthcare products, under the VANC label. VANC owns the trademark right of its product labels.

In June 2016 VANC Pharmaceuticals Inc. entered a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed manufacturer. The manufacturing company is vertically integrated and manufactures these and other products from active pharmaceutical ingredient (API) to finished dosage forms. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health); the other product will become off patent in 2017. The product development work has commenced.

OTC Products Portfolio

Our leading, Health Canada-approved, OTC products are Hema-fer™ (Natural iron supplement for iron deficiency and anemia) and Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera).

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a natural iron supplement, manufactured in Canada, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

Hb Plus

The Company received Health Canada approval for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). The company changed the name of this product to Hb-Plus. Hb-Plus contains 300 mg of Ferrous Fumarate, an iron supplement indicated for the prevention and treatment of anemia and iron deficiencies. Addition of Hb-plus to our OTC product list is part of the company’s focus to develop a repertoire of iron supplement portfolio. The Company is in the process of commercializing this product towards the end of Q1 in 2017.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data. The iron supplements with provincial health care coverage constitutes approximately $20 million. Ferrous Fumarate is the largest molecule of this segment with market sales of about $12 million.

CORTIVERA™ AND CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

The hydrocortisone topical cream & ointment market in Canada is estimated to be around $14 million per year, based on IMS Health data.

CORTIVERA™-H

Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANC for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC and QC formularies, and is in the process of getting listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

The hydrocortisone compounding topical cream market in Canada is estimated to be around $4 million per year, based on IMS Health data.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

SENNACE™

The Company added a new senna laxative product SennaceTM which contains 8.6 mg of sennosides. The Company has received approval for listing in Quebec formulary and is in the process of listing at the other provincial formularies.

The sennosides laxative market in Canada is estimated to be around $4.5 million per year, based on IMS Health data. In addition to the above listed OTC products, the company will be adding new molecules that are at the various stages of approval with Health Canada.

Generics Product Portfolio

The Company received Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules will comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 12/2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	BC	ON	AB	QC	MB	SK
Number of molecules listed	31	28	20	29	22	17
Under Review	0	4	5	2	7	9
Non-Benefit	7	7	10	1	2	2

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Omeperazole	20 MG DR Tab	Losec™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Pantoprazole	40 MG Tab	Pantoloc™

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

Molecule Name	Presentations	Brand Reference
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Valacyclovir	500 MG Tab	Valtrex™

Future Product Pipeline

The Company is always looking to expand its product portfolio with strategic products which will complement our current products. A few products are currently filed with Health Canada for approval.

2016 CORPORATE UPDATE

•

During the first quarter of 2016 the Company received an amount of $225,500 from warrants and options exercised.

•

The expiry term of 3,905,000 outstanding common share purchase warrants was extended to December 20, 2016. The Company also amended the exercise price from $0.50 per share in the third year to $0.40 per share.

•

The Company continues to list multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and has recently introduced additional molecules to the formularies.

•

In March 2016, the Company launched Hema-FerTB(NPN: 80065873), a premium natural iron supplement. Hema-FerTMa Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies.

•

In May 2016, the Company received approval from Health Canada for Cortivera-HTM (NPN: 80066699), a premium topical product for minor skin irritations. Cortivera-HTM has been approved for pharma care reimbursement program in the BC formulary, and is in the process of getting listed in other provincial formularies.

•

In June 2016, the Company entered a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed, manufacturer. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health); the other product will become off patent in 2017.

•

In June 2016, the Company received the approvals for Van-Fer tablets (NPN: 80070021) and

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

capsules (NPN: 80070125). Van-Fer contains Ferrous Fumarate, an iron supplement indicated for the prevention and treatment of anemia and iron deficiencies.

•

In July 2016, the Company entered a formal agreement with one of the largest pharmaceutical distributors in Canada to have the Company’s OTC products listed and distributed by the distributor significantly increasing exposure in the Canadian pharmaceutical market.

•

In October 2016, a new sales representative has joined the Company for the province of Quebec. The representative will be based in Montreal. The new addition brings many years of pharmaceutical marketing experience that will help us to build sustainable business in the province of Quebec.

•

Our natural laxative SennaceTM is in the final phase of production. This Made in Canada product will be distributed towards the end of Q4. The marketing activities will commence in early January. The addition of this product will further augment our OTC portfolio and sales.

•

The Company expanded its OTC product availability with the signing of an agreement with a leading retail chain. This retail chain based out of Toronto has approximately 100 stores in the GTA.

•

We are in the process of moving to a new 3PL (Third Party Logistics) company. By the end of November 2016 all our products will be simultaneously stocked, in Health Canada approved 3PL warehouses in Metro Vancouver and the Greater Toronto Area. This will significantly reduce time to distribute our products across Canada as we will be able to ship from Toronto and Vancouver. The Company will achieve its journey towards better distribution compliance by Q4 2016.

RESULTS OF OPERATIONS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

	$	$	$	$
Revenue
Sales	639,472	111,658	2,024,308	117,371
Marketing, promotional incentives	(240,161)	-	(1,021,913)	(8,537)
Net sales	399,311	111,658	1,002,395	108,834
Cost of Sales	(220,454)	(51,533)	(575,171)	(54,024)
Gross Profit	178,857	51,588	427,224	54,810

Expenses
Product registration and development	45,188	22,716	136,203	112,229
Selling and Marketing	176,793	20,737	476,699	44,075
General and administrative	171,542	213,574	575,440	619,728
	393,523	257,027	1,188,342	776,032
Other income (expense)
Share-based compensation	(99,567)	(352,084)	(669,071)	(994,722)
Finance cost	-	-	(186,500)	-
Impairment	-	-	-	(476,000)
Other income	52	8,862	8,862	13,979
	(99,515)	(343,222)	(849,703)	(1,456,743)
Net loss and comprehensive loss for the period	(314,181)	(548,661)	(1,610,821)	(2,177,9655)

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $ 2,024,308 for nine months ended September 30, 2016 (2015: $117,371) and in amount of $639,472 for three months ended September 30, 2016 (2015: $111,658). Net sales were in amount of $ 1,002,395 for nine months ended September 30, 2016 (2015: $108,834) and in amount of $399,311 for three months ended September 30, 2016 (2015: $111,658) after deducting the cost of customer marketing and promotional incentives of $1,021,913 (2015: $8,537) for nine months ended September 30, 2016 and $240,161 for three months ended September 30, 2016 (2015: $nil).

The Company’s generic products portfolio forms about 75% of the gross revenue. Intense competition in this segment leads to lower margins. During the third quarter our sales were almost at par in comparison to prior Q2 2016. Currently we are selling to very few pharmacy chains and independent stores. We are working to increase our customer base in this segment of the market.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. During the third quarter OTC sales were 23% higher in comparison to the prior Q2 2016. Towards the end of the third quarter our OTC line is available for distribution to the pharmacies through the largest wholesaler in Canada.

Manufacturing

The Company does not have it’s own manufacturing facilities and currently relies, and expects to continue to rely, on third parties for the manufacture of products. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of product registration, in-licensing and other regulatory fees of $14,088 for nine months ended September 30, 2016 (2015: $48,959) and $9,567 for three months ended September 30, 2016 (2015: $931) and regulatory personnel payroll of $122,115 for nine months ended September 30, 2016 (2015: $63,270) and $35,621 for three months ended September 30, 2016 (2015: $21,785). We currently have two full-time regulatory personnel doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines. The Company incurred all significant registration and in-licensing cost during first half of 2015 to be able to start  commercial activity in 2016.

Sales and Marketing Expenses

Sales and marketing expenses in amount of $476,699 for nine months ended September 30, 2016 (2015: $ 44,075) and $176,793 for three months ended September 30, 2016 (2015: $20,737) which consist of sales personnel payroll cost of $242,569.16 for nine months ended September 30, 2016 (2015:$35,624) and  $86,458 for three months ended September 30, 2016 (2015: $17,812); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $123,145 for nine months ended September 30, 2016 (2015: $4,191), logistics and distribution cost of $84,137 for nine months ended September, 2016 (2015: $2,925) and $31,358 for three months ended September 30, 2016 (2015: $2,925) and sales force travel and customer relations expenses of $26,848 for nine months ended September 30, 2016 (2015: $1,335) and $11,690 for three months ended September 30, 2016 (2015: $nil).

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

The increase in sales personnel related costs is due to the hiring to support the commercial activity in British Columbia and Ontario (Q1 2016), which was further enforced by expansion to Alberta and Manitoba (Q2 2016). The Company provides free samples of OTC products as a part of market awareness strategy. The total cost of free samples in the amount of $41,500 for nine months ended September 30, 2016 was reported as part of marketing and advertising expense. Marketing expenses in comparable period of 2015 were mostly in relation with attending seminars and conferences.

General and administrative expenses

	Three months ended Sept 30,		Nine months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Management and consulting fees	62,000	88,864	186,000	266,585
Payroll	32,249	30,667	94,232	45,745
Investor relations	24,933	17,647	70,332	46,981
Office maintenance	7,592	19,966	41,225	51,199
Legal and audit	8,790	3,598	37,436	36,989
Travel	3,039	17,178	21,562	38,133
Insurance	13,834	12,500	39,419	28,366
Conference expenses	-	-	-	18,893
Rent	10,629	13,137	32,990	44,119
Corporate filing fees	4,480	6,166	40,615	26,706
Amortization	3,791	3,841	11,010	15,795
Bank service charges	206	-	619	424
Foreign exchange	-	-	-	(205)
	171,542	213,574	575,440	619,730

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous year.

The higher fee in management and consulting in prior 2015 comparable periods was due to a payment to a full-time CFO, who resigned in December 2015.

The higher cost in payroll during Q3 2016 in comparison to Q3 2015 was due to financial department restructuring and a severance fee paid out.

Share-based compensation

Share-based compensation for the nine months ended September 30, 2016 was in amount of $669,071 (2015: $994,720) and in amount of $99,567 for three months ended September 30, 2016 (2015: $352,084) and is a non-cash item that represents the allocation of the fair value of options over the vesting period.

In accordance with the option grant terms, the options granted to directors are vested immediately, that resulted in the higher share based compensation in the period of grant.

Finance costs

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 3,905,000 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $0.50 per share to $0.40 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500 using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 0.61%, expected volatility of 75.25%-110.30%, expected option life of 0.03 year-0.56 year and the expected dividends of $nil.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the stub year ended December 31, 2015 and for the years ended June 30, 2015, 2014

	Six months ended December 31, 2015	Year ended June 30, 2015	Year ended June 30, 2014
	$	$	$
Statement of operations data:
Gross Revenue	561,344	5,713	-
Net Sales	150,754	5,713	-
Comprehensive Loss	1,190,414	2,200,648	733,946
Basic and Diluted Loss Per Share	(0.02)	(0.05)	(0.03)

Statement of financial position:
Total Assets	3,493,205	3,540,585	820,418
Total Current Liabilities	246,230	187,124	124,343
Promissory Notes	-	-	32,978

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the stub year ended December 31, 2015. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Sept 2016	Jun 2016	Mar 2016	Dec 2015	Sept 2015	Jun 2015	Mar 2015	Dec 2014
	$	$	$	$	$	$	$	$
Gross revenue	639,472	455,086	929,750	449,686	111,658	5,713	-	-
Net sales	399,311	132,186	470,898	47,663	108,834	5,713	-	-
Gross profit	178,857	46,019	202,348	34,876	51,588	3,222
Other operating expenses	393,471	393,887	395,115	398,312	257,027	310,890	203,000	162,959
Loss before non-cash expense	214,614	347,869	192,767	363,436	196,577	307,668	203,000	162,959
Impairment of intangible assets	-	-	-	-	-	476,000	-	-
Share-based compensation	99,567	53,442	516,062	278,317	352,084	384,539	258,098	248,700
Finance cost	-	186,500	-	-	-	-	-	-

Net Loss	314,181	587,811	708,829	641,753	548,661	1,168,207	461,098	411,659
Loss/Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Total Assets	3,207,417	3,382,698	3,716,744	3,493,205	3,281,742	3,540,585	3,515,365	1,479,565

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

In June 2015 the Company wrote off its intangible assets, which triggered a significant increase in loss for the quarter ended June 2015.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that  additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015
	$	$
Cash used in operating activities	(1,627,705)	(1,513,594)
Cash used in investing activities	(6,341)	(35,662)
Cash provided by financing activities	362,000	3,020,850

Cash and Cash Equivalents, closing Balance	863,866	2,201,426

The funds raised during the prior period have been partially used to build the level of stock to commence the commercial operations during calendar 2015 year. The increase of cash used in the operating activity is the result of business growth and expanding of commercial activity in comparison to the prior 2015 corresponding period.

Cash provided by financing activities during the reporting period ended Septemebr30, 2016 in amount of $362,000 is a result of exercising of options and warrants.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-

the extent to which we will be commercially successful in launching our new OTC products;

-

the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at September 30, 2016 the Company had working capital of $2,819,049 (December 31, 2015: $3,207,630). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital beyond Q1 2017. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	60,005,225
Stock Options, exercisable	4,465,780
Stock Warrants, exercisable	3,905,000

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

COMMITMENTS AND AGREEMENTS

Purchase commitments

At the end of September 30, 2016 the Company had outstanding purchase orders for the total amount of $91,373.

Leased premises

The Company has entered contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

September 30, 2016
$
Within 1 year	38,001
2 years	12,955
50,956

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the stub year ended December 31, 2015.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. If VANC does not have sufficient capital to fund its operations, the Company may be required to reduce sales and marketing efforts or forego certain business opportunities.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the year ended December 31, 2015 and 93% for the period ended June 30, 2016. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Expenditures:
Management and consulting fees	62,000	88,864	186,000	266,585
Share-based payments	13,186	229,336	560,247	526,409
Rent	-	-	-	4,500
	75,186	318,200	746,247	743,173

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

SUBSEQUENT EVENTS

Bob Rai has been a director on the Board since June 2015. As of October 1, 2016, Mr. Rai has taken on additional responsibilities as a Senior Executive Consultant. Mr. Rai will focus on corporate development, sales & marketing and financing. Mr. Rai will also assist Mr. Nayyar in operations and his role will further evolve over the next few months.

Arun Nayyar’s role as CEO and director will be gradually moderated as of November 2016 and Mr. Nayyar’s compensation will be revised accordingly.

Subsequent to the third quarter the Company applied to consolidate its shares on a 4 to 1 basis. Approval from the TSX-V Exchange has not yet been received.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at September 30, 2016